SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o              No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated  June 11, 2012 filed by the Company with the Comisión Nacional de Valores

By letter dated June 11, 2012, the Company reported that through a stock purchase agreement dated March 10, 2012, entered into by International Finance Corporation ("IFC"), as the seller, and  Banco Hipotecario S.A.(“BH”), Quantum Industrial Partners LDC ("QUIP") and the Company, as the acquirers, IFC has sold the amount of 12,500,000 shares representing 20% of Banco de Credito y Securitizacion's (“BACS”) shares issued and outstanding. The total purchase price paid for the transaction was USD 5,004,115.

Furthermore and in conformance with legal and regulatory provisions in force, the parties requested to the Banco Central de la República Argentina (“BCRA”) the authorization for the implementation and closing of the Transaction, which was granted by BCRA throughout its communication No. 124 of 2012.

The aforementioned acquisition of shares was made according to the following proportions:

	Shares	Worth Amount (USD)	Capital Equivalent
BH	10,937,500	4,378,601	17.5%
QUIP	765,625	306,502	1.225%
IRSA	796,875	319,012	1.275%

Since the acquisition of 796,875 common stock issued by BACS, the Company's interest in BACS has increased from 5.10% to 6.375%.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Second Vice Chairman of the Board of Directors
Dated: June 13, 2012